UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For November 26, 2002



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1Y 3RB
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated November 26, 2002  -  Holding(s) in Company





                                 SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

BUNZL PLC

2. Name of shareholder having a major interest

PRUDENTIAL PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTERESTS REPRESENTING FUNDS UNDER MANAGEMENT HELD ON BEHALF OF CLIENTS

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

REGISTERED HOLDER                                                   HOLDING

M&G (LOMBARD ST) NOMS FPE                                           24,541
MAGIM HSBC GIS NOM (UK) SALI                                        68,041
MGIM A/C DBL A/C                                                    84,234
MGIM A/C JPM A/C RU                                                 4,255,881
PRUCLT HSBC GIS NOM (UK) PAC AC                                     10,561,215
PRUCLT HSBC GIS NOM (UK) PPL AC                                     83,352
PRUCLT HSBC GIS NOM (UK) SALE AC                                    6,500
PRUDENTIAL UK INDEX TRACKER TS                                      2,200
ROY NOMINEES 578079                                                 72,880
ROY NOMS LTD 578052                                                 42,500
ROY NOMS LTD 578060                                                 250,000
ROY NOMS LTD 578141                                                 83,972
ROY NOMS LTD 578192                                                 185,000

TOTAL                                                               15,720,316

5. Number of shares / amount of stock acquired

3,860,483 (SINCE LAST NOTIFICATION)

6. Percentage of issued class

0.82%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF 25P

10. Date of transaction

25 NOVEMBER 2002

11. Date company informed

26 NOVEMBER 2002

12. Total holding following this notification

15,720,316

13. Total percentage holding of issued class following this notification

3.36%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

MRS C MEYER - 020 7495 4950

16. Name and signature of authorised company official responsible for making this notification

MR P N HUSSEY, COMPANY SECRETARY & GROUP LEGAL ADVISER

Date of notification

26 NOVEMBER 2002

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  November 26, 2002                      By:__/s/ Anthony Habgood__

                                              Title:   Chairman